Exhibit 99.1

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.	Name and Address of the Company

Queenstake Resources Ltd. (“Queenstake” or the “Company”)
999 18th Street, Suite 2940
Denver, Colorado 80202 USA

2.	Date of Material Change

January 15, 2007

3.	News Release

The date and place(s) of issuance of the news release are as follows:

January 15, 2007 in Denver, CO

The Press Release was released to The Toronto Stock Exchange and the American Stock Exchange being the only exchanges upon which the shares of the Company are listed, and through various other approved public media.

4.	Summary of Material Change(s)

Queenstake Resources Ltd. completed a convertible bridge loan financing facility (the “Facility”) of US$8 million with Auramet Trading LLC (“Auramet”).

5.	Full Description of Material Change

Queenstake Resources Ltd. completed a convertible bridge loan financing facility (the “Facility”) of US$8 million with Auramet Trading LLC, effective January 16, 2007, subject to regulatory approvals and customary conditions. The Facility was subsequently fully drawn down. The borrowed funds, less costs of the transaction, are primarily intended to pay the costs of a new evaporation pond at the Jerritt Canyon gold mining and processing operation in northeastern Nevada, which was mandated by the Nevada Department of Environmental Protection (“NDEP”). The Company is pursuing reimbursement for such costs under its reclamation insurance policy with a subsidiary of AIG (the “Insurer”), but the timing and receipt of such reimbursement is uncertain.

The Facility has an interest rate of 12.9% per annum and is repayable no later than April 30, 2007 in cash, or at the option of Auramet, part or all of the Facility may be repaid in common shares of Queenstake at a conversion price equal to $0.217 per share. The costs of the Facility include a 3.5% underwriting fee payable to Auramet, with up to 40% of the underwriting fee ($112,000) paid by the issue of 658,824 Queenstake common shares at an ascribed share price of $0.17 per share. In addition, Auramet will receive warrants exercisable to acquire 10 million Queenstake common shares for a term of one year at an exercise price of $0.217 per share. The Facility is secured against the Company’s assets including the Jerritt Canyon Mine.

This Facility was necessary as a result of delays in the ongoing discussions with the Insurer for the Company’s as yet unresolved request for reimbursement of the costs of the evaporation pond. Queenstake and its legal advisers believe that reimbursement for the costs of the evaporation pond is covered under its reclamation insurance policy and will continue to pursue this matter with the Insurer.

The US$8.2 million evaporation pond was mandated by the NDEP earlier in 2006 as part of Jerritt Canyon’s long-term closure and reclamation plan. Construction began in the third quarter of 2006 and is approximately 95% complete. The lined evaporation pond is designed to allow water from the existing tailings containment system to be isolated while it evaporates.

At the end of the third quarter of 2006, the Company had recorded a US$6.2 million receivable based on the expected reimbursement of the costs of the new evaporation pond under its existing reclamation insurance policy. During the fourth quarter, there were approximately US$8 million of trade payables incurred for the evaporation pond, which will be paid down using the Facility.

This implementation of the Facility is not expected to impact or delay the ongoing process of reviewing strategic alternatives for the Company, which Queenstake and its financial advisor Blackmont Capital are currently engaged in.

The Company intends to make some repayment of the Facility from cash flow generation and is considering various financing options for repayment of the remaining unpaid Facility at April 30, 2007 in the event it is not converted to equity, including longer term debt financing or other financing and any proceeds received from the insurance claim.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Dorian (Dusty) Nicol, Chief Executive Officer
Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, CO 80202
PHONE: (303) 297-1557 (ext. 106)

9.	Date of Report

January 24, 2007